FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Uranium Reports Drill Results From Collins Bay Extension Project

Vancouver, Canada, August 20th, 2010 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to report on its exploration activities at the Collins Bay Extension project, with assay results from Fife Island, where drilling in April 2010 established multiple uranium bearing zones, and the commencement of seismic profiling of the Blue Island diatreme target.  The Collins Bay Extension project was optioned from Bayswater Uranium in 2009 (see July 15th, 2009 News Release).  It is situated immediately adjacent to the current producing underground Eagle Point mine and the past producing open pit mines of Collins Bay and Rabbit Lake, mined by Cameco Corporation and its predecessors.

Uranium mineralization in drill core from hole CBX002 measured 4.7 metres assaying 0.043% U3O8, where stringer zones of uranium mineralization were identified within a north west trending fault splay on the Vic zone at Fife Island.   This is in the same area where drilling in 1981 intercepted 4.0 metres of 0.152% U3O8 (in DDH MWL-D-8).  In the following table there are both assay and radiometric probe results from April’s drilling.  Drill holes CBX001 to CBX005 are from the Fife Island target, and the CBX006C assay is from one of the deeper fault zones on the Blue Island diatreme target.  The first drill hole in April 2010 was southwest of Blue Island on the western of two circular geophysical anomalies.  Drill hole CBX006 showed strong evidence of an extensive disruptive geological event associated with the circular features, with brecciation continuing to the end of the drill hole.  The probe results are from zones where there was limited, or no recovery of core.

Eagle Point
Collins Bay
Rabbit Lake
CBX006
Survey Line
Property Boundary
0 1 2 4
Kilometres
CanAlaska Uranium Ltd.
Collins Bay Extension
Blue Island Target
DATUM: UTM NAD 83. Zone 13
Scale: 1: 100 000
Date: Aug 17, 2010
Drawn by: TMS

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ASSAYS
Hole Number	from	to	width	U3O8%
CBX001	82.30	82.80	0.50	0.013
CBX001	94.10	94.60	0.50	0.012
CBX001	113.10	113.60	0.50	0.017
CBX001	113.85	114.35	0.50	0.020

CBX002	116.50	117.00	0.50	0.079
CBX002	117.00	118.20	1.20	0.007
CBX002	118.20	118.60	0.40	0.223
CBX002	118.60	119.60	1.00	0.001
CBX002	119.60	120.70	1.10	0.005

S
N
TRCIDX
501
476
451
426
401
376
351
326
301
276
251
226
201
176
151
126
101
76
51
26
TRCIDX
100
200
Approximate Location of CBX006
CanAlaska Uranium Ltd.
Collins Bay Extension
Preliminary Seismic Field Data across Blue Island Target
Date: Aug 17, 2010 DATUM: UTM NAD 83, Zone 13 Drawn by: TMS

CBX002	120.70	121.20	0.50	0.114
included in
CBX002	116.50	121.20	4.70	0.043

CBX003	129.45	129.85	0.40	0.017
CBX004	114.80	115.40	0.60	0.055
CBX006C	292.35	292.95	0.60	0.014
RADIOMETRIC
Hole Number	from	to	width	eU3O8%
CBX001	90.35	90.50	0.15	0.02
CBX001	98.10	98.35	0.25	0.01
CBX001	109.60	110.40	0.80	0.02

CBX002	114.30	114.50	0.20	0.04
CBX002	115.45	115.95	0.50	0.08
CBX002	117.25	117.65	0.40	0.29
CBX002	119.55	120.45	0.90	0.06
CBX002	122.25	122.95	0.70	0.03

CBX002	114.25	123.05	8.80	0.03

CBX003	67.85	68.05	0.20	0.02
CBX003	69.65	70.50	0.85	0.01
CBX003	71.85	72.55	0.70	0.01
CBX003	113.70	114.50	0.80	0.04
CBX003	128.40	128.70	0.30	0.02

CBX006C	161.00	161.70	0.70	0.02
CBX006C	238.70	238.85	0.15	0.02

The Company is currently carrying out seismic survey profiling of the lake and basement terrain across the Blue Island target.  This profiling will be used to identify major structures within the diatreme in preparation for Winter 2011 drilling.  Preliminary results (see Figure 2) indicate that modeling will be able to provide significant detail on the target.

President Peter Dasler commented: "The Blue Island target is a large new feature in this area of the Athabasca Basin, and we are pleasantly surprised by the amount of breccia intersected in the drill hole. Other areas of the Athabasca Basin have circular structures associated with brecciation, alteration and uranium mineralization.  This is a discrete target, and it is very encouraging that the first drill hole has given us evidence of uranium mineralization associated with the breccias."

Summer Exploration Update

CanAlaska is currently operating two drills at the Cree East Project, and is co-ordinating a drill program on the Grease River project, expected to commence shortly.  A ZTEM survey has just been completed on the West McArthur project, and a management is meeting will be held this month to plan for early 2011 work on this project.

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

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About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$65 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

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